Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249786

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated December 3, 2020)

Up to 24,988,338 Shares of Class A Common Stock

Up to 7,745,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated December 3, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249786). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on December 28, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the issuance by us of (i) up to 212,500 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”) issuable upon the exercise of the private placement warrants originally issued to Insurance Acquisition Sponsor, LLC, a Delaware limited liability company, Dioptra Advisors, LLC, a Delaware limited liability company (together, “IAC Sponsor”) and Cantor Fitzgerald & Co., a New York general partnership (“Cantor”) pursuant to a private placement by IAC, and (ii) up to 7,532,500 shares of our Class A common stock issuable upon the exercise of public warrants originally issued by Insurance Acquisition Corp. (“IAC”).

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the Selling Securityholders named in the Prospectus of (i) 5,663,338 shares of Class A common stock originally issued to IAC Sponsor and certain of the initial directors of IAC as Class B common stock in connection with the initial public offering of IAC and converted to Class A common stock upon the consummation of our merger with IAC, (ii) 425,000 shares of Class A common stock originally issued to IAC Sponsor and Cantor pursuant to a private placement by IAC, (iii) 212,500 private placement warrants originally issued to IAC Sponsor and Cantor pursuant to a private placement by IAC, and (iv) 18,900,000 shares of Class A common stock purchased by certain investors in a PIPE transaction.

Our Class A common stock is traded on The Nasdaq Capital Market under the symbol “SFT.” The warrants are traded on The Nasdaq Capital Market under the symbol “SFTTW.” On December 24, 2020, the last reported sale price of our Class A common stock was $9.18 per share and the last reported sale price of the warrants was $3.29 per warrant.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 28, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 28, 2020 (December 21, 2020)

SHIFT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38839	82-5325852
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2525 16th Street, Suite 316, San Francisco, CA		94103
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (855) 575-6739

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFT	Nasdaq Capital Market
Warrants to purchase one share of Class A common stock	SFTTW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Warrant Amendment

On December 24, 2020, Shift Technologies, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company (the “Warrant Agent”) entered into Amendment No. 1 (the “Warrant Amendment”) to the Warrant Agreement, dated as of March 19, 2019 (the “Warrant Agreement”), by and between the Company and the Warrant Agent. The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to require the holders of the Company’s warrants to exchange their warrants for shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A common stock”) at an exchange ratio of 0.225 shares of Class A common stock and $0.90 in cash, without interest (the “Conversion Consideration”), for each warrant tendered. The Company has the right to require the exchange of not less than all of the warrants at any time while such warrants are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding Warrants at least fifteen days prior to the date of exchange fixed by the Company. The Company will exchange all outstanding warrants on January 8, 2021.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

In connection with the warrant exchange described in Item 3.02 of this Current Report on Form 8-K, the Company entered into Warrant Exchange Agreements (the “Warrant Exchange Agreements”) with each of Insurance Acquisition Sponsor, LLC and Cantor Fitzgerald & Co. (collectively, the “Placement Warrant Holders”) whereby the Placement Warrant Holders agreed to exchange the 212,500 private placement warrants held by the Placement Warrant Holders for an aggregate of 53,125 shares of Class A common stock and $212,500 in cash.

Loan and Security Agreement

On December 21, 2020, Shift Platform, Inc. and Shift Operations LLC entered into an amendment to the Loan and Security Agreement, dated October 11, 2018, by and among U.S. Bank National Association, Shift Platform, Inc. (f/k/a Shift Technologies, Inc.), and Shift Operations LLC. The amendment extends the term of the loan agreement to October 11, 2021 and increases the revolving commitment amount to $50 million, among other changes. The Company uses the facility to finance the purchase of inventory. The Company's obligations under the facility are backed by a security interest in the assets of Shift Platform, Inc. and Shift Operations LLC and by a guarantee provided by Lithia Motors, Inc.

Item 3.02 Unregistered Sales of Equity Securities.

On December 24, 2020, the Company announced the final results of its offer to exchange (“Offer”) 0.25 shares of Class A common stock and $1.00 in cash, without interest, for each outstanding publicly traded warrant to purchase the Class A common stock of the Company, formerly known as Insurance Acquisition Corp. (“IAC”), in connection with the initial public offering of IAC’s securities on March 22, 2019, which entitle such warrant holders to purchase one share of Class A common stock at an exercise price of $11.50, subject to adjustments (the “Public Warrants”), upon the terms and subject to the conditions set forth in the Company’s Tender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 5, 2020, as amended and supplemented by Amendment No. 1 filed by the Company with the SEC on November 9, 2020, Amendment No. 2 filed by the Company with SEC on November 18, 2020, Amendment No. 3 filed by the Company with SEC on November 27, 2020, and Amendment No. 4 filed by the Company with the SEC on December 28, 2020, and the related Letter of Transmittal and Consent. The Offer to Exchange expired at midnight, Eastern Time, on December 23, 2020. On December 28, 2020, the Company issued an aggregate of 1,745,078 shares of Class A common stock and $6,980,262 in cash in exchange for the Public Warrants validly tendered and accepted for exchange in accordance with the Offer.

In accordance with the terms of the Warrant Agreement, as amended by the Warrant Amendment, the Company will exchange all outstanding warrants on January 8, 2021 (the “Redemption”).

Pursuant to the terms of the Warrant Exchange Agreements, on December 28, 2020, the Company issued an aggregate of 53,125 shares of Class A common stock and $212,500 in cash (at the same exchange ratio offered to the Public Warrant holders in the Offer) to the Placement Warrant Holders in exchange for an aggregate of 212,500 Placement Warrants (the “Private Exchange”).

In connection with the Offer and the Private Exchange, the Company issued an aggregate of 1,798,203 shares of Class A common stock, representing approximately 2.1% of the shares of Class A Common Stock outstanding after such issuances. Assuming that no holders of untendered Public Warrants exercise prior to 5:00 p.m., Eastern Time, on January 8, 2021, the Company expects to issue approximately 124,253 additional shares of Class A common stock and distribute approximately $497,009 in cash in connection with the Redemption on January 8, 2021.

The issuance of shares of Class A common stock to the holders of Public Warrants in exchange for their Public Warrants and to the Placement Warrant Holders in exchange for the Placement Warrants were made by the Company pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(9) thereunder, on the basis that the Offer and the Private Exchange constituted an exchange with existing holders of the Company’s securities and no commissions or other remuneration was paid or given, directly or indirectly, to any party for soliciting such exchanges.

1

Item 3.03 Material Modifications to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the disclosure set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.03.

Item 5.07 Submission of Matters to a Vote of Security Holders.

In connection with the Offer, the Company solicited consents (the “Consent Solicitation”) from holders of the Public Warrants to approve the Warrant Amendment. The execution and delivery of the Letter of Transmittal and Consent in connection with the exchange of the Public Warrants in connection with the Offer constituted the Public Warrant holder’s consent to the Warrant Amendment.

The Offer and Consent Solicitation expired at midnight Eastern Time on December 23, 2020. A total of 6,980,262 Public Warrants, or approximately 92.7% of the 7,532,494 outstanding Public Warrants, were validly tendered and not withdrawn in the Offer, including 3,958 Public Warrants that were tendered through a notice of guaranteed delivery. Because consents were received from holders of more than 65% of the Public Warrants, the Warrant Amendment was approved. The Company will exchange all remaining untendered Public Warrants for shares of common stock in accordance with the terms of the Warrant Agreement, as amended.

Item 8.01 Other Events.

On December 24, 2020, the Company issued a press release announcing the closing of the Offer and the Consent Solicitation. The Company also announced that it intends to exchange all remaining outstanding warrants for the Conversion Consideration in accordance with the terms of the Warrant Agreement, as amended by the Warrant Amendment. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

10.1	Amendment No. 1 to Warrant Agreement dated December 24, 2020, by and between Shift Technologies, Inc. and Continental Stock Transfer & Trust Company.
99.1	Press Release dated December 24, 2020.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHIFT TECHNOLOGIES, INC.

Dated: December 28, 2020	/s/ George Arison
	Name:	George Arison
	Title:	Co-Chief Executive Officer and Chairman

3

Exhibit 10.1

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of December 24, 2020 by and between Shift Technologies, Inc., a Delaware corporation f/k/a Insurance Acquisition Corp. (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of March 19, 2019 (the “Existing Warrant Agreement”), between the Company and the Warrant Agent. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement with the written consent of the Registered Holders of 65% of the outstanding Public Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to require the holders of Public Warrants to exchange all of the outstanding Public Warrants for shares of the Company’s Class A common stock, par value $0.0001 per share, and cash on the terms and subject to the conditions set forth herein; and

WHEREAS, following a consent solicitation undertaken by the Company, the Registered Holders of more than 65% of the outstanding Public Warrants have consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1. Amendment of Existing Warrant Agreement.    The Existing Warrant Agreement is hereby amended by adding the new Section 6A thereto:

“6A Mandatory Exchange.

6A.1 Company Election to Exchange.    Notwithstanding any other provision in this Agreement to the contrary, not less than all of the outstanding Warrants may be exchanged, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6A.2 below, for shares of Common Stock, at the exchange rate of 0.225 shares of Common Stock and $0.90 in cash for every Warrant held by the holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Common Stock). The aggregate Consideration payable to each former Registered Holder shall be rounded up to the nearest whole share after multiplying the aggregate number of outstanding Warrants held by such former Registered Holder by the Consideration.

6A.2 Date Fixed for, and Notice of, Exchange.    In the event that the Company elects to exchange all of the Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the Exchange Date to the Registered Holders of the Warrants at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice.

6A.3 Exercise After Notice of Exchange.    The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6A.2 hereof and prior to the Exchange Date. On and after the Exchange Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Consideration.

2. Miscellaneous Provisions.

2.1 Severability.    This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2 Applicable Law and Exclusive Forum.    The validity, interpretation and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. The parties hereby agree that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, this Section 2.2 will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

2.3 Counterparts.    This Amendment may be executed in any number of counterparts, and by facsimile or portable document format (pdf) transmission, and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

2.4 Effect of Headings.    The Section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5 Entire Agreement.    The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

SHIFT TECHNOLOGIES, INC.

By:	/s/ George Arison
Name:	George Arison
Title:	Co-CEO

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Douglas Reed
Name:	Douglas Reed
Title:	Vice President

[Signature Page to Warrant Agreement Amendment]

Exhibit 99.1

Shift Announces Completion of Exchange Offer and Plan to Exchange Remaining Outstanding Public Warrants

SAN FRANCISCO, CALIF. (December 24, 2020) Shift Technologies, Inc. (NASDAQ: SFT), “Shift,” a leading end-to-end ecommerce platform for buying and selling used cars, today announced the completion of its previously announced exchange offer (the “Offer”) and consent solicitation relating to its publicly traded warrants. The Company was advised that 6,980,262 publicly traded warrants, including 3,958 public warrants tendered through guaranteed delivery, representing approximately 92.7% of the total public warrants outstanding, were validly tendered and not withdrawn prior to the expiration of the Offer. The Company expects to issue an aggregate of 1,745,078 shares of Class A common stock (“Common Stock”) and pay $6,980,262 in cash in exchange. The Company also executed an amendment to the warrant agreement governing its outstanding warrants and expects to exchange all remaining outstanding warrants on January 8, 2021 in exchange for an aggregate of approximately 124,253 shares of Common Stock and $497,009 in cash (the “Redemption”).

In addition, Shift expects to enter into separate Warrant Exchange Agreements with Insurance Acquisition Sponsor, LLC and Cantor Fitzgerald & Co. pursuant to which Insurance Acquisition Sponsor, LLC and Cantor Fitzgerald & Co. are expected to exchange an aggregate of 212,500 placement warrants for an aggregate of 53,125 shares of our Common Stock and $212,500 in cash (at the same exchange ratio offered to the public warrant holders in the Offer) (the “Private Exchange”).

In connection with the Offer, the Private Exchange and the Redemption, the Company expects to issue a total of approximately 1,922,456 shares of its Common Stock, approximately 2.3% of the shares of Common Stock outstanding as of December 23, 2020, and expects to cancel an aggregate of 7,744,994 warrants exercisable for an aggregate of 7,744,994 shares of Common Stock. The Company expects basic and diluted weighted average shares outstanding to be approximately 76.9 million for the fourth quarter.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, and is also not a solicitation of the related consents. The Offer was made only pursuant to the terms and conditions of the Tender Offer Statement on Schedule TO, as amended, and related exhibits, including the Offer to Exchange Letter, Letter of Transmittal and Consent and other related documents.

About Shift

Shift is a leading end-to-end auto ecommerce platform transforming the used car industry with a technology-driven, hassle-free customer experience. Shift’s mission is to make car purchase and ownership simple — to make buying or selling a used car fun, fair, and accessible to everyone. Shift provides comprehensive, digital solutions throughout the car ownership lifecycle: finding the right car, having a test drive brought to you before buying the car, a seamless digitally-driven purchase transaction including financing and vehicle protection products, an efficient, digital trade-in/sale transaction, and a vision to provide high-value support services during car ownership. For more information, visit www.shift.com.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of Shift’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the risk that the business combination disrupts Shift’s current plans and operations; (2) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, Shift’s ability to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (3) costs related to the business combination; (4) changes in applicable laws or regulations; (5) the possibility that Shift may be adversely affected by other economic, business, and/or competitive factors; (6) the operational and financial outlook of Shift; (7) the ability for Shift to execute its growth strategy; and (8) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Shift. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Shift undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Relations:

Mark Roberts, Blueshirt Capital Markets

IR@shift.com

Media Contact:

Jeff Fox, The Blueshirt Group

jeff@blueshirtgroup.com